Exhibit 99.1

TransAlta Announces Retirement of Sundance Unit 2

CALGARY, July 18, 2018 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA, NYSE: TAC) today announced that, effective July 31, 2018, it will retire the currently mothballed Sundance Unit 2 due to its shorter useful life relative to other units, age, size, and the capital requirements needed to return the unit to service.

"Our strategy is underpinned by providing the lowest power price to consumers and we have determined that this unit does not meet that objective," said Dawn Farrell, President and Chief Executive Officer. "The retirement is consistent with our transition strategy to clean power by 2025 and does not change our plans for converting the remaining four units at Sundance to gas generation."

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, this press release contains forward-looking statements and information relating to the retirement of Sundance Unit 2, including the effective date of such retirement, and the Company's intentions with regard to the conversion of the four remaining units at Sundance and transitioning to clean power by 2025. These statements are based on TransAlta's beliefs and assumptions based on information available at the time the assumptions were made and reflect TransAlta's plans. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, but are not limited to: changes in regulatory rules or applicable legislation; ability to secure natural gas supply and the construction of a natural gas pipeline on terms satisfactory to the Company; the introduction of disruptive sources of energy or capacity; changes in the price for natural gas and electricity; decreased demand for energy or capacity; availability of financing; and other risk factors contained in the Company's annual information form and management's discussion and analysis.  Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2018/18/c3282.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598, Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 17:12e 18-JUL-18